SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

ELTEK LTD.
(Name of Registrant)
Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Chief Financial Officer

Date: April 3, 2011

Press Release

Eltek Reports Record Results for 2011

•	Record revenues of $46.8 million in 2011, a 25% increase over 2010
•	Net profit of $1.8 million
•	81% increase in gross profit from 2010
•	New frame order of $ 2.1 million from a U.S. medical equipment customer

PETACH-TIKVA, Israel, April 3, 2012 (NASDAQ:ELTK) - Eltek Ltd., the leading Israeli manufacturer of advanced flex-rigid circuitry solutions, announced today record results for the fourth quarter and the year ended December 31, 2011.

Revenues for the year ended December 31, 2011 were $46.8 million, a 24.8% increase over 2010 revenues of $37.5 million.

Gross profit for 2011 was $8.7 million (18.6% of revenues) an increase of 80.9% compared to gross profit of $4.8 million (12.9% of revenues) in 2010. The increase in gross profit and gross profit as a percentage of revenues is primarily attributable to the increase in revenues.

Operating Profit for 2011 was $2.6 million compared to an operating loss of $1.2 million in 2010.

Net Profit for 2011 was $1.8 million or $0.28 per fully diluted share, compared to a net loss of $1.7 million or ($0.26) per fully diluted share in 2010.

Fourth Quarter 2011:

Revenues for the quarter ended December 31, 2011 were $11.5 million, an increase of 14.6% compared to revenues of $10.0 million recorded in the fourth quarter of 2010.

Gross Profit for the fourth quarter of 2011 was $1.8 million (15.4% of revenues), an increase of 55.7% compared to gross profit of $1.1 million (11.3% of revenues) in the fourth quarter of 2010.

Operating Profit for the fourth quarter of 2011 was $312,000 compared to an operating loss of $504,000 in the fourth quarter of 2010.

Net Profit for the fourth quarter of 2011 was $228,000 or ($0.03) per fully diluted share, compared to a net loss of $655,000 or ($0.10) per fully diluted share in the fourth quarter of 2010.

EBITDA:

Eltek’s EBITDA for the year ended December 31, 2011 was $4.7 million compared with EBITDA of $960,000 in 2010. In the quarter ended December 31, 2011, Eltek had EBITDA of $868,000 compared with a negative EBITDA of $14,000 in the fourth quarter of 2010.

ELTEK uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation and amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company's business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations

Management Comments:

Erez Meltzer, Chairman of the Board of Directors of Eltek commented: "This has been a year of turnaround for Eltek, both in the Company’s operating measures and financials results. I am very pleased that the great efforts of the Company's employees and management have been successful in achieving the strong growth in revenues and net income."

Arieh Reichart, President and Chief Executive Officer of Eltek commented: "I am very pleased with our strong results both for the fourth quarter and full year of 2011. The improvements we implemented at the end of 2010 in our manufacturing processes expanded our capacity by approximately 30%. The close technology cooperation we have with our customers, beyond our commercial relationships, has enabled us to translate the increased capacity into the company's growth in 2011, when we reached record revenues of $46.8 million and $1.8 million in net income."

Mr. Reichart added: "This is a great opportunity for me to announce the receipt of a frame order of $2.1 million for PCBs from a US medical equipment customer for delivery in 2012 and 2013. I am proud that Eltek was selected as the supplier of the PCBs for use in advanced medical equipment. This new order represents the customer's recognition of the high quality and reliability of our products."

Amnon Shemer, CFO of Eltek, added: "We managed to translate the increase in revenues into an 81% increase in gross profit from $4.8 million to $8.7 million, mainly due to our ability to keep the increase in our cost of goods sold at a lower rate than the increase in revenues. This has been achieved despite the increase in wages in Israel, which became effective in July 2011."

"Our net income of $1.8 million resulted in improved cash flows as the net cash provided by operating activities increased to $2.4 million in 2011. In 2011, we invested $2.3 million for the purchase of fixed assets for our production lines, of which, $882,000 was paid in cash with the remainder being financed through supplier credits. We intend to continue to invest in our production capabilities and based on our improved financial condition, we have approached our banks to obtain new lines of credit for the purchase of new manufacturing equipment.” Mr. Shemer concluded.

About the Eltek
Eltek is Israel's leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multilayered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. For more information, visit
Eltek's web site at www.eltekglobal.com.

Forward Looking Statement:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Eltek Ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended		Year Ended
	December 31,		December 31,
	2011	2010	2011	2010

Revenues	11,485	10,025	46,830	37,514
Costs of revenues	(9,712)	(8,887)	(38,101)	(32,690)

Gross profit	1,773	1,138	8,729	4,824

Selling, general and administrative expenses	(1,461)	(1,642)	(6,155)	(6,033)

Operating profit (loss)	312	(504)	2,574	(1,209)

Financial income (expenses), net	(150)	(198)	(740)	(609)

Other income, net	2	0	12	2

Profit (loss) before income tax expenses	164	(702)	1,846	(1,816)

Income tax benefits (expenses), net	14	(9)	(31)	(19)

Net Profit (loss)	178	(711)	1,815	(1,835)

Net profit (loss) attributable to non controlling interest	50	56	31	113

Net Profit (loss) attributable to Eltek Ltd.	228	(655)	1,846	(1,722)

Earnings per share

Basic and diluted net gain (loss) per ordinary share	0.03	(0.10)	0.28	(0.26)

Weighted average number of ordinary shares
used to compute basic and diluted net gain (loss) per
ordinary share (in thousands)	6,610	6,610	6,610	6,610

Eltek Ltd.
Consolidated Balance Sheets
(In thousands US$)

	December 31,
	2011	2010
Assets

Current assets
Cash and cash equivalents	892	1,513
Receivables: Trade, net of provision for doubtful accounts	8,885	7,490
Inventories	4,434	4,282
Prepaid expenses and other current assets	355	315

Total current assets	14,566	13,600

Assets held for employees' severance benefits	39	1,545

Fixed assets, less accumulated depreciation	7,746	8,162

Goodwill	518	530

Total assets	22,869	23,837

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	4,856	6,862
Accounts payable: Trade	6,456	6,087
Related parties	1,046	742
Other	3,995	3,973

Total current liabilities	16,353	17,664

Long-term liabilities
Long term debt, excluding current maturities	1,604	1,253
Employee severance benefits	150	1,596

Total long-term liabilities	1,754	2,849

Equity
Ordinary shares, NIS 0.6 par value authorized 50,000,000 shares, issued and outstanding 6,610,107 as of December 31, 2011.	1,384	1,384
Additional paid-in capital	14,328	14,328
Cumulative foreign currency translation adjustments	2,622	2,986
Capital reserve	695	695
Accumulated deficit	(14,398)	(16,244)
Shareholders' equity	4,631	3,149
Non controlling interest	131	175
Total equity	4,762	3,324

Total liabilities and shareholders' equity	22,869	23,837

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
For the period ended December 31, 2011
(In thousands US$, except per share data)

Non-GAAP EBITDA Reconciliations	Three months ended		Year Ended
	December 31,		December 31,
	2011	2010	2011	2010

GAAP net Income (loss)	228	(655)	1,846	(1,722)
Add back items:

Financial (income) expenses, net	150	198	740	609
Income tax (benefit) expense	(14)	9	31	19
Depreciation	504	434	2,091	2,054
Adjusted EBITDA	868	(14)	4,708	960

Eltek Ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended		Nine months ended		Year ended
	September 30,		September 30,		December 31,
	2011	2010	2011	2010	2010
	Unaudited		Unaudited		Audited

Revenues	11,974	9,004	35,345	27,489	37,514
Costs of revenues	(9,585)	(7,638)	(28,389)	(23,801)	(32,690)

Gross profit	2,389	1,367	6,956	3,686	4,824

Selling, general and administrative expenses	(1,430)	(1,309)	(4,694)	(4,392)	(6,033)

Operating profit (loss)	959	57	2,262	(704)	(1,209)

Financial income (expenses), net	(374)	75	(590)	(411)	(609)

Profit (loss) before other income, net	585	133	1,672	(1,115)	(1,818)

Other income, net	1	1	10	2	2

Profit (loss) before income tax expenses	586	134	1,682	(1,114)	(1,816)

Income tax (expenses), net	(22)	1	(45)	(9)	(19)

Net Profit (loss)	564	135	1,637	(1,124)	(1,835)

Net profit (loss) attributable to non controlling interest	9	(10)	(19)	58	113

Net Profit (loss) attributable to controlling interest / Eltek	573	125	1,618	(1,066)	(1,722)

Earnings per share

Basic and diluted net gain (loss) per ordinary share	0.09	0.02	0.24	(0.13)	(0.26)

Weighted average number of ordinary shares
used to compute basic and diluted net gain (loss) per
ordinary share (in thousands)	6,610	6,610	6,610	6,610	6,610

Eltek Ltd.
Consolidated Balance Sheets
(In thousands US$)

	September 30,		December 31,
	2011	2010	2010
	Unaudited		Audited
Assets

Current assets
Cash and cash equivalents	1,310	1,219	1,513
Receivables: Trade, net of provision for doubtful accounts	8,425	7,201	7,490
Other	271	323	172
Inventories	5,154	4,283	4,282
Prepaid expenses	289	214	143

Total current assets	15,449	13,241	13,600

Assets held for employees' severance benefits	40	1,558	1,545

Fixed assets, less accumulated depreciation	7,588	8,207	8,162

Goodwill	540	540	530

Total assets	23,617	23,547	23,837

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	6,841	7,939	6,862
Accounts payable: Trade	5,920	5,277	6,087
Related parties	1,108	745	742
Other	4,439	3,913	3,973

Total current liabilities	18,308	17,874	17,664

Long-term liabilities
Long term debt, excluding current maturities	145	114	1,253
Employee severance benefits	421	1,568	1,596

Total long-term liabilities	566	1,682	2,849

Equity
Ordinary shares, NIS 0.6 par value authorized 50,000,000 shares, issued and outstanding 6,610,107 as of June 30, 2011, 6,610,107 as of June 30, 2011 and 6,610,107 as of December 31, 2010	1,384	1,384	1,384
Additional paid-in capital	14,328	14,328	14,328
Cumulative foreign currency translation adjustments	2,855	2,937	2,986
Capital reserve	695	695	695
Accumulated deficit	(14,716)	(15,587)	(16,244)
Shareholders' equity	4,546	3,757	3,149
Non controlling interest	197	234	175
Total equity	4,743	3,991	3,324
Total liabilities and shareholders' equity	23,617	23,547	23,837

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
For the period ended September 30, 2011
(In thousands US$, except per share data)

Non-GAAP EBITDA Reconciliations	Three months ended		Nine months ended		Year ended
	September 30,		September 30,		December 31,
	2011	2010	2011	2010	2010

GAAP net Income (loss)	573	125	1,618	(1,066)	(1,722)
Add back items:

Financial (income) expenses, net	374	(75)	590	411	609
Income tax (benefit) expense	22	(1)	45	9	19
Depreciation	583	695	1,642	1,870	2,054
Adjusted EBITDA	1,552	744	3,895	1,224	960

	Three months ended		Year Ended
	December 31,		December 31,
	2011	2010	2011	2010
	Unaudited		Unaudited

Revenues	11,485	9,004	46,830	37,514
Costs of revenues	(9,712)	(7,638)	(38,101)	(32,690)

Gross profit	1,773	1,367	8,729	4,824

Selling, general and administrative expenses	(1,461)	(1,309)	(6,155)	(6,033)

Operating profit (loss)	312	57	2,574	(1,209)

Financial income (expenses), net	(150)	75	(740)	(609)

Other income, net	2	1	12	2

Profit (loss) before income tax expenses	164	134	1,846	(1,816)

Income tax (expenses), net	14	1	(31)	(19)

Net Profit (loss)	178	135	1,815	(1,835)

Net profit (loss) attributable to non controlling interest	50	(10)	31	113

Net Profit (loss) attributable to controlling interest / Eltek	228	125	1,846	(1,722)

Earnings per share

Basic and diluted net gain (loss) per ordinary share	0.03	0.02	0.28	(0.26)

Weighted average number of ordinary shares
used to compute basic and diluted net gain (loss) per
ordinary share (in thousands)	6,610	6,610	6,610	6,610

	Nine months ended		Year ended
	September 30,		December 31,
	2011	2010	2010
	Unaudited		Audited

Revenues	35,345	27,489	37,514
Costs of revenues	(28,389)	(23,801)	(32,690)

Gross profit	6,956	3,686	4,824

Selling, general and administrative expenses	(4,694)	(4,392)	(6,033)

Operating profit (loss)	2,262	(704)	(1,209)

Financial income (expenses), net	(590)	(411)	(609)

Other income, net	10	2	2

Profit (loss) before income tax expenses	1,682	(1,114)	(1,816)

Income tax (expenses), net	(45)	(9)	(19)

Net Profit (loss)	1,637	(1,124)	(1,835)

Net profit (loss) attributable to non controlling interest	(19)	58	113

Net Profit (loss) attributable to controlling interest / Eltek	1,618	(1,066)	(1,722)

Earnings per share

Basic and diluted net gain (loss) per ordinary share	0.24	(0.13)	(0.26)

Weighted average number of ordinary shares
used to compute basic and diluted net gain (loss) per
ordinary share (in thousands)	6,610	6,610	6,610